Exhibit 2.1

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is made and entered into as of July 29, 2016 (the “Effective Date”) by and among Emergent BioSolutions Inc., a Delaware corporation (the “Parent”), Aptevo Therapeutics Inc., a Delaware corporation (“Aptevo”), Aptevo Research and Development LLC, a Delaware limited liability company (“Seattle LLC”), and Aptevo BioTherapeutics LLC, a Delaware limited liability company (“Aptevo LLC”).

WHEREAS, the Parent is the sole member of, and owns all of the limited liability company interests in, each of Seattle LLC and Aptevo LLC;

WHEREAS, the Parent owns all of the issued and outstanding shares of capital stock of Aptevo, which, before giving effect to the transactions contemplated by this Agreement, consists of 1,000 shares of common stock, par value $0.001 per share, of Aptevo (“Aptevo Common Stock”);

WHEREAS, in anticipation of the Parent’s planned spin-off (the “Spin-Off”) of its biosciences business into a separate stand-alone publicly traded company, the Parent and its subsidiaries are undergoing an internal restructuring (the “Restructuring”);

WHEREAS, in connection with the Restructuring, the Parent wishes to contribute to Aptevo in exchange for additional shares of Aptevo Common Stock and the assumption of certain liabilities related to the biosciences business pursuant to the Separation Agreement (as defined herein): (1) all of the limited liability company interests in Seattle LLC, (2) all of the limited liability company interests in Aptevo LLC, (3) $45,000,000 in cash (the “Initial Cash Contribution”) and (4) the non-negotiable promissory note attached hereto as Exhibit A made by the Parent in favor of Aptevo in the principal amount of $20,000,000 (the “Promissory Note”);

WHEREAS, the Promissory Note is being contributed to Aptevo to evidence the Parent’s obligation to make an additional cash transfer of $20,000,000 to Aptevo within 6 to 12 months following the Distribution (as defined below) to fund the operations of the biosciences business;

WHEREAS, following the completion of the transactions contemplated by this Agreement, the Parent intends to distribute to its stockholders pursuant to the Spin-Off all of the shares of Aptevo Common Stock then held by the Parent (the “Distribution”); and

WHEREAS, the transactions contemplated by this Agreement and the Distribution, together, are intended to be a divisive reorganization under Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.Contributions.  In consideration for the issuance of the Shares (as defined below) pursuant to Section 2 below:

(a)The Parent does hereby contribute, assign, transfer, convey and deliver to Aptevo, and Aptevo does hereby accept from the Parent, all of the Parent’s right, title and interest in, to and under all of the limited liability company interests in Seattle LLC.  Aptevo is hereby admitted as the sole member of Seattle LLC in substitution for the Parent (and the Parent does hereby withdraw as a member of Seattle LLC) pursuant to the amended and restated limited liability company agreement of Seattle LLC, as further amended or restated, and Aptevo does hereby assume all obligations of the Parent thereunder.  Seattle LLC does hereby consent to the transactions contemplated by this paragraph.

(b)The Parent does hereby contribute, assign, transfer, convey and deliver to Aptevo, and Aptevo does hereby accept from the Parent, all of the Parent’s right, title and interest in, to and under all of the limited liability company interests in Aptevo LLC.  Aptevo is hereby admitted as the sole member of Aptevo LLC in substitution for the Parent (and the Parent does hereby withdraw as a member of Aptevo LLC) pursuant to the limited liability company agreement of Aptevo LLC, as amended or restated, and Aptevo does hereby assume all obligations of the Parent thereunder.  Aptevo LLC does hereby consent to the transactions contemplated by this paragraph.

(c)Concurrently with the execution and delivery of this Agreement, the Parent shall contribute and deliver to Aptevo (i) by wire transfer of immediately available funds to an account designated by Aptevo, the Initial Cash Contribution and (ii) the Promissory Note.  Aptevo does hereby accept the Initial Cash Contribution and the Promissory Note.

2.Issuance of Stock.  In consideration of the transactions described in Section 1 above, Aptevo does hereby issue and deliver to the Parent 20,228,849 shares of Aptevo Common Stock (the “Shares”) and, concurrently with the execution and delivery of this Agreement, Aptevo shall deliver to the Parent a stock certificate representing the Shares.  Aptevo hereby represents, warrants, covenants and agrees for the benefit of the Parent that the Shares are and shall be duly authorized, validly issued, fully paid and non-assessable.

3.Taking of Further Action.  If, at any time after the date hereof, any further action is necessary or desirable to effectuate the transactions contemplated by this Agreement, each party hereto will take such action, including the signing of additional documentation, as is reasonably requested by any other party hereto to effectuate the transactions contemplated by this Agreement, all at the cost and expense of the requesting party.

4.Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of Delaware.

5.Entire Agreement.  This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings and writings relating thereto, except that, if executed prior to execution and delivery hereof, the Separation Agreement shall survive the execution and delivery of this Agreement and remain in full force and effect in accordance with its terms.  No waiver, alteration, amendment or modification of any of the provisions hereof shall be binding unless made in writing and signed by all parties hereto.

6.Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

7.Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

8.Separation and Distribution Agreement.  Aptevo and the Parent have entered into or will enter into a Separation and Distribution Agreement in connection with the Spin-Off (the “Separation Agreement”). The remedies expressly set forth in the Separation Agreement shall be the sole and exclusive remedies of the parties with respect to the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first written above.

EMERGENT BIOSOLUTIONS INC.

By:	/s/ Robert Kramer
	Name:	Robert Kramer
	Title:	Chief Financial Officer and Treasurer

APTEVO THERAPEUTICS INC.

By:	/s/ Marvin L. White
	Name:	Marvin L. White
	Title:	President and Chief Executive Officer

APTEVO RESEARCH AND DEVELOPMENT LLC

By:	/s/ Marvin L. White
	Name:	Marvin L. White
	Title:	President

APTEVO BIOTHERAPEUTICS, INC.

By:	/s/ Marvin L. White
	Name:	Marvin L. White
	Title:	President

[Signature Page to Contribution Agreement – Step 12]